FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of December 2003


                             KOREA THRUNET CO., LTD.
                            (Name of the Registrant)

                             1337-20, Seocho-2 dong
                                Seocho-ku, Seoul
                                  Korea 137-751
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F X Form 40-F
                                    ---          ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes       No X
                                    ---      ---

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     This Form 6-K is being filed by Korea Thrunet Co., Ltd. (the "Company") to report the following:

     As scheduled, on November 28, 2003, the second meeting of interested parties was held for the deliberation and acceptance of the draft plan of reorganization. However, certain major creditors including Korea Development Bank raised different opinions as to certain terms of the draft reorganization plan. Accordingly, the court determined to resume the meeting on January 9, 2004 to reach an agreement among the Company and the creditors on these issues.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          Korea Thrunet Co., Ltd.



Date: December 3, 2003                    By:   /s/ Seok Joong Yoon
                                               --------------------------
                                          Name:  Seok Joong Yoon
                                          Title: Executive Vice President